UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Selected by Mobitel Nigeria for $7 Million First Phase Nationwide 802.16e Deployment. Dated June 2nd ,2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2nd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Selected by Mobitel Nigeria for $7 Million First Phase
Nationwide 802.16e Deployment

Alvarion has signed a turnkey contract with Mobitel to build a broadband network in Nigeria using WiMAX technology

Amsterdam, May 2, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was chosen by Mobitel to provide 802.16e WiMAX™ services for under-served areas throughout Nigeria. Using Alvarion’s BreezeMAX® solution in the 2.0 GHz, 2.2 GHz and 2.3 GHz frequency bands, Mobitel will begin to offer voice and high-bandwidth data services to thousands of residences and businesses nationwide, with the key cities of Lagos, Port-Harcourt, Warri and Abuja being start points.

Initial rollout of the WiMAX network is planned for Q3 2009, with 20,000 subscribers expected on the network during initial launch. Alvarion will also provide a range of professional services including system integration, network deployment, field maintenance, configuration, training and local support services to ensure successful delivery of the network.

“This is a great opportunity for Mobitel to bring broadband services to remote parts of the country. The use of WiMAX technology together with our existing fixed line network allows us the possibility to offer converged services to our customers,” said Johnson Salako, President of Mobitel. “WiMAX provides a very good business case to roll out broadband infrastructure with a much lower upfront investment when compared to other technologies available in the market. Given our ambitious goal for Nigeria we need a strong and reliable partner with a proven track record to ensure our success and we believe Alvarion is best suited to accomplish this.”

During the second phase of the project, Mobitel and Alvarion will expand coverage to 18 other states in the country, including Kano, Kaduna, Oyo and Edo. The current population of Nigeria is estimated at 150 million people in 66 provinces with a very low internet penetration rate of less than 1%.

“We are very pleased to be selected by Mobitel for this contract. This win reiterates Alvarion’s leading position in the WiMAX market with a strong portfolio of WiMAX solutions,” said Tzvika Friedman, President and CEO of Alvarion. “Being selected by an innovative operator as Mobitel is another proof point of Alvarion strength in emerging markets as we continue to focus on abundant opportunities in these underserved regions. Our proven WiMAX solution and feature rich offering will enable a sound business case for Mobitel to bring advanced broadband services to consumers and businesses in Nigeria.”

About Mobitel
Mobitel is a pioneering provider of telecommunications services in Nigeria. Wholly acquired by a consortium lead by Omni Ventures in 2008, Mobitel offers fixed and wireless voice, data and value-added services focusing on small-to-medium enterprises (SMEs) and high-end consumers across Nigeria. Mobitel maintains nationwide frequency spectrum allocations and a set of licenses that can be converted into a unified access service license. Powered by leading-edge WiMAX technology and a rigorously engineered network enabling the delivery of high-quality, cost-effective solutions, Mobitel provides a tailored service offering through an innovative sales-channel and customer-care strategy.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.